

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Edward Sanders
Chief Executive Officer
mLight Tech, Inc.
9694 Royal Palm Blvd
Coral Springs, Florida 33065

> **Re: mLight Tech, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 10, 2010**
> **File No. 333-169805**

Dear Mr. Sanders:

We have reviewed the above-captioned filing and your response letter dated November 10, 2010 and have the following comments. Where prior comments are referenced, they refer to our letter dated November 3, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

General

1.   As noted in prior comment 4, you disclose in your Management's Discussion and Analysis that you plan to conduct another equity offering following completion of the current offering in order to raise sufficient proceeds for the company to operate its business. As previously requested, address the risks related to this offering, such as the fact that you may not commence the offering and, if you do, the proceeds may be insufficient to fund your planned operations.

"The company is subject to the 15(d) reporting requirements…," page 6

2.   We note your revised disclosure responsive to prior comment 3. However, your risk factor does not appear to clearly explain to investors the difference between the periodic

reporting obligations imposed by Section 15(d) of the Securities Exchange Act of 1934 and those requirements of a fully reporting registrant. As previously requested, enhance your risk factor to alert investors to the limited nature of the company's required reporting obligations and how those responsibilities vary from other duties imposed on fully reporting entities. For example, inform potential investors that as a filer subject to Section 15(d) of the Exchange Act, you will not be required to prepare proxy or information statements; that your common stock will not be subject to the protection of the going private regulations; that you will be subject to only limited portions of the tender offer rules; that your officers, directors, and more than ten percent shareholders will not file beneficial ownership reports about their holdings in your company; that these persons will not be subject to the short-swing profit recovery provisions of the Exchange Act; and that more than five percent holders of classes of your equity securities will not be required to report information about their ownership positions in the securities. As you revise your risk factor, please take care to avoid referring to the company as fully reporting.

"We are dependent upon the proceeds of this offering to fund our business…," page 6

3.   We note your revisions to this risk factor in response to prior comment 4. Please revise your new disclosure to clarify that if the proceeds from this offering do not cover the offering expenses, you will be in a worse financial condition following the offering than you were prior to it.

Product Overview, page 20

4.   We note your response to prior comment 10 and your enhanced disclosure regarding the company's planned product development. Although you state that both mLight Professional and mLight Advance will be developed in stages, your disclosure does not address the proposed timing for such stages. Please enhance your disclosure to ensure that you identify and discuss the time frames for developing the products and their stages (including whether development for each product is expected to be completed within twelve months of securing additional financing), and any material obstacles or uncertainties that may preclude you from achieving anticipated results. Ensure that your statements in this section regarding timing and product development milestones are consistent with your disclosure in Management's Discussion and Analysis and consider the effect of varying offering proceeds.

Competition, page 22

5.   We note your response to prior comment 12 and your enhanced discussion of the company's competitive advantages. However, you do not appear to have addressed the company's lack of product development, lack of revenue, and inadequate capital in evaluating its competitive positioning. Please advise or enhance your disclosure to address these potential competitive disadvantages.

<u>Plan of Operations, page 25</u>

6.   We note your response to prior comment 13 and your disclosure of the milestones you intend to achieve over the next twelve months if you sell only 25% of the securities being offered. Based on your disclosure, it appears as though the company's product development timeline and financial condition will be the same twelve months from the effective date of this registration statement regardless of whether 100% or 25% of the securities being offered are sold   Please advise. Please also enhance your disclosure to discuss the impact that securing only $2,500 in proceeds will have on the company's expenses and ongoing operations.

         Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3456.

                                        Sincerely,

                                        Matthew Crispino
                                        Staff Attorney

cc: <u>Via Facsimile: (561) 362-9612</u>
         James Schneider, Esq.
         Schneider Weinberger & Beilly LLP